Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-164983
March 29, 2010
     Redgate Media Group has filed a registration statement on Form F-1 (including a prospectus as supplemented by two free writing prospectuses dated March 15, 2010 and March 23, 2010, respectively) with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents Redgate Media Group has filed with the SEC for more complete information about Redgate Media Group and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may get these documents and other documents Redgate Media Group has filed for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Redgate Media Group, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-223-4132. You may also access Redgate Media Group’s most recent prospectus dated March 29, 2010 by visiting EDGAR on the SEC Web site at http://www.sec.gov/Archives/edgar/data/1483403/000095012310029138/h03633a4fv1za.htm.
     References to “we,” “us,” “our” and other terms that are used but not specifically defined in this free writing prospectus are used in the manner described in our Preliminary Prospectus dated February 19, 2010.
Decrease in the Number of the ADSs Offered
     The number of the ADSs offered in and outstanding immediately after this offering has decreased from 5,500,000 ADSs to 3,850,000 ADSs (or from 6,325,000 ADSs to 4,427,500 ADSs if the underwriters exercise in full the over-allotment option to purchase up to an aggregate of 577,500 additional ADSs). As a result, our common shares outstanding immediately after this offering will decrease from 28,725,943 shares to 25,425,943 shares (or from 30,375,943 shares to 26,580,943 shares if the underwriters exercise their over-allotment option in full). Upon completion of this offering, we will have outstanding ADSs representing approximately 30.3% of our common shares. References to the number of our outstanding common shares do not take into account the forfeited common shares previously owned by Lawdobo Limited, as trustee for the employee share option scheme.
Use of Proceeds
     We estimate that the net proceeds to us from this offering, after deducting estimated underwriting discounts and commissions, the non-accountable expense allowance and estimated expenses payable by us in connection with this offering, will be approximately $19.8 million, or approximately $23.6 million if the underwriters exercise their over-allotment option in full, based upon an assumed initial public offering price of $7 per ADS (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus). A $1.00 increase (decrease) in the assumed initial public offering price of $7 per ADS would increase (decrease) the net proceeds to us from this offering by $3.5 million, (i) after deducting estimated underwriting discounts, the non-accountable expense allowance and commissions and estimated offering expenses payable by us and (ii) assuming no exercise of the underwriters’ over-allotment option and no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus. The non-accountable expense allowance of 1% of the gross proceeds of this offering will not be paid on any ADSs that the underwriters elect to purchase pursuant to the over-allotment option.
     We currently intend to use all of these net proceeds, together with our current cash balance and cash to be generated from our operations, to fund future earn-out payments and other consideration due in the next 12 months in relation to our recent acquisitions.
     The foregoing represents our current intentions to use and allocate the net proceeds of this offering based upon our present plans and business conditions. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.
     To the extent that the net proceeds of this offering are not immediately applied for the above purposes, we intend to deposit the proceeds into interest-bearing bank accounts or invest the proceeds in short-term investment grade debt securities.

Liquidity Position

We estimate that the net proceeds to us from this offering, after deducting estimated underwriting discounts and commissions, the non-accountable expense allowance and estimated expenses payable by us in connection with this offering, will be approximately $19.8 million, or approximately $23.6 million if the underwriters exercise their over-allotment option in full, based upon an assumed initial public offering price of $7 per ADS (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus). Our management believes that those offering proceeds, together with our current cash and cash equivalents and cash flow from operations, will be sufficient to meet our anticipated cash needs to finance our operations and earn-out and other consideration for the recent acquisitions due within the next 12 months. In addition, we currently anticipate that cashflow to be generated from our future operation will be sufficient to pay the earn-out and other acquisition consideration due after the next 12 months, assuming we pay earn-out consideration in our common shares to the full extent permitted under the acquisitions. However, such anticipation is based on a number of assumptions, including, among others, that: (i) there will be no material change to the business environment currently prevailing at our business; (ii) there will be no material change to our key business relationships and contractual arrangements; (iii) there will be no material changes in existing government policies or political, legal (including changes in laws, regulations, rules or policies), fiscal or economic conditions in the PRC, in particular those relating to the media and advertising industries. Many of these assumptions are inherently subject to significant uncertainties and contingencies that are beyond our control. Given our accumulated deficit of $17.0 million as of September 30, 2009 and net cash outflow amounting to $1.4 million for the nine months ended September 30, 2009, if our future operation does not generate sufficient cashflow as we anticipated, and we otherwise fail to obtain sufficient financing from alternative sources, we may not have adequate liquidity to pay the earn-out and other consideration when it becomes due. As a result, our ability to continue as a a result, our ability to continue as a going concern would be materially and adversely affected. In this regard, the report of the independent registered public accounting firm of our company, included elsewhere in this prospectus, contains an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern.

Although we have historically been successful in raising funds through private placements or debt financing or revising the scheduled payments for acquisition consideration to work with our liquidity position to enable us to meet our liabilities as and when they fall due, there is no assurance we will be able to do so in the future.

If we are unable to continue as a going concern, you could lose all or part of your investment in our company.

Summary Consolidated Balance Sheet Data

			As of September 30,
	As of December 31,			Pro Forma
	2007	2008	2009	as Adjusted(1)
	(In U.S. dollars)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$6,789,686	$8,925,707	$7,504,245	$34,501,168
Acquired intangible assets	196,762	3,532,829	2,387,293	2,387,293
Goodwill	380,007	15,867,619	15,705,577	15,705,577
Total assets	14,734,152	45,678,241	47,426,693	71,568,017
Total liabilities	3,546,725	27,831,149	29,633,212	26,699,863
Convertible preference shares	18,290,064	27,090,064	27,093,868	—
Non-controlling interests	—	3,668,854	3,893,472	3,893,472
Total shareholders’ equity/(deficit)	(7,102,637)	(9,242,972)	(9,300,387)	44,868,154

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $7 per ADS would increase (decrease) each of cash and cash equivalents, total assets and total shareholders’ equity/(deficit) by $3.5 million, after deducting the estimated underwriting discounts and commissions, the non-accountable expense allowance and estimated offering expenses payable by us and assuming no exercise of the over-allotment option and no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus.
Dilution

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per common share is substantially in excess of the book value per common share attributable to the existing shareholders for our presently outstanding common shares. Your interest could be further diluted, or adjusted dilution, to the extent we issue our common shares upon the exercise of our share options or to pay in lieu of cash any earn-out consideration in respect of our recent acquisitions that will be payable following the completion of this offering through 2013.

As of September 30, 2009, our net tangible book deficit was approximately $0.3 million, or $0.05 per common share outstanding at that date and $0.1 per ADS. Net tangible book value is determined by subtracting the value of our intangible assets and total liabilities from our total assets as of September 30, 2009. Our pro forma net tangible book value prior to this offering was $7.0 million, or $0.39 per common share, and $0.78 per ADS. Pro forma net tangible book value prior to this offering is determined by adjusting our net tangible book deficit as of September 30, 2009 to give pro forma effect to (i) our sale of Class G preference shares in a private placement in December 2009 and January 2010 and (ii) the conversion of (x) all outstanding preference shares (including those to be issued upon the conversion of the full principal amount repayable under the KCIC convertible note into our preference shares immediately prior to this offering and all the Class F preference shares) other than all the Class G preference shares previously issued to KCIC to secure the KCIC convertible note to be repurchased and cancelled by us immediately prior to this offering, (y) the 2004 shareholder loan and (z) an amount of $500,000, representing the first annual interest amount payable under the Uni-Asia convertible note, into common shares upon the completion of or immediately prior to this offering, respectively, or (i) and (ii) collectively, the pro forma adjustments. Dilution is determined by subtracting pro forma net tangible book value per common share after this offering from the assumed initial public offering price per common share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions, the non-accountable expense allowance and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book deficit after September 30, 2009, other than to give effect to the pro forma adjustments and our sale of the 3,850,000  ADSs offered in this offering at the assumed initial public offering price of $7 per ADS, with estimated net proceeds of $19.8 million after deducting estimated underwriting discounts and commissions, the non-accountable expense allowance and estimated offering expenses payable by us, our pro forma net tangible book value as of September 30, 2009 would have been $26.8 million, or $1.05 per outstanding common share, including common shares underlying our outstanding ADSs, and $2.10 per ADS. This represents an immediate increase in net tangible book value of $0.66 per common share, or $1.32 per ADS, to existing shareholders and an immediate dilution in net tangible book value of $2.45 per common share, or $4.90 per ADS, to new investors in this offering.

The following table illustrates this per common share dilution:

Assumed initial public offering price per common share	$3.50
Net tangible book deficit per common share as of September 30, 2009	$0.05
Pro forma net tangible book value per share prior to this offering(1)	$0.39
Increase in net tangible book value per common share attributable to this offering	$0.66

Pro forma net tangible book value per common share after this offering	$1.05

Dilution in net tangible book value per common share to new investors in this offering	$2.45

Dilution in net tangible book value per ADS to new investors in this offering	$4.90

(1)	The pro forma adjustments occurred or will occur prior to the completion of this offering except for the conversion of the 2004 shareholder loan into our common shares, which will occur upon the completion of this offering.

Adjusted dilution is determined by adjusting dilution to give pro forma effect to the potential issuance of (i) an estimate of 8,552,504 common shares in respect of our recent acquisitions and (ii) up to 2,133,004 common shares underlying our outstanding share options. See “Recent Acquisition — Earn-Out and Other Consideration” for a discussion of the basis and assumptions of the earn-out share estimate.

Without taking into account any other changes in net tangible book value after September 30, 2009, other than to give effect to the pro forma adjustments and our sale of ADSs offered in this offering at the assumed initial public offering price of $7 per ADS, with estimated net proceeds of $19.8 million after deducting estimated underwriting discounts and commissions, the non-accountable expense allowance and estimated offering expenses payable by us, our adjusted pro forma net tangible book value as of September 30, 2009 would have been $26.8 million, or $0.74 per outstanding common share, including estimated earn-out shares and common shares underlying our outstanding ADSs and share options, and $1.48 per ADS. This represents immediate dilution in adjusted net tangible book value of $2.76 per common share, or $5.52 per ADS, to new investors in this offering.

The following table illustrates this per common share adjusted dilution:

Assumed initial public offering price per common share	$3.50
Adjusted pro forma net tangible book value per common share prior to this offering(1)	$0.25
Increase in adjusted net tangible book value per common share attributable to this offering	$0.50

Adjusted pro forma net tangible book value per common share after this offering	$0.74

Adjusted dilution in net tangible book value per common share to new investors in this offering	$2.76

Adjusted dilution in net tangible book value per ADS to new investors in this offering	$5.52

(1)	The pro forma adjustments occurred or will occur prior to the completion of this offering except for the conversion of the 2004 shareholder loan into our common shares, which will occur upon the completion of this offering.

The following table summarizes: (i) on a pro forma basis, the number of common shares purchased from us by the existing shareholders as of September 30, 2009 (assuming the pro forma adjustments had occurred as of that date), the total consideration paid to us and the average price per common share/ADS paid by the existing shareholders and by new investors purchasing common shares evidenced by ADSs in this offering at the assumed initial public offering price of $7 per ADS; and (ii) on an adjusted pro forma basis, the pro forma numbers and amounts set forth in (i) as adjusted to take into consideration (x) the estimated earn-out shares that may or are required to be issued to the selling shareholders of the acquired entities and the estimated amount of cash consideration otherwise payable to them, and (y) common shares issuable upon exercise of our outstanding share options and the exercise price to be paid:

									Average
	Common Shares Purchased				Total Consideration				Price per	Average
			Adjusted	Adjusted			Adjusted	Adjusted	Common	Price per
	Number	Percent	Number	Percent	Amount	Percent	Amount	Percent	Share	ADS

Existing shareholders	17,725,943	69.7%	17,725,943	49.1%	36,360,886	57.4%	$36,360,886	39.0%	$2.05	$4.10
New investors	7,700,000	30.3	7,700,000	21.3	26,950,000	42.6	26,950,000	28.9	3.50	7.00
Holders of share options	—	—	2,133,004	5.9	—	—	5,333	0.0	0.0025	0.005
Selling shareholders of acquired entities	—	—	8,552,504	23.7	—	—	29,933,764	32.1	3.50	7.00

Total	25,425,943	100.0%	36,111,451	100.0%	$63,310,886	100.0%	93,249,983	100.0%

If the underwriters exercise in full their over-allotment option: (i) our existing shareholders will own approximately 66.7% and our new investors will own approximately 33.3% of the total number of our common shares outstanding after this offering; and (ii) on an adjusted basis, our existing shareholders, the selling shareholders of the acquired entities, holders of share options and our new investors would own approximately 47.6%, 22.9%, 5.7% and 23.8%, respectively, of the adjusted total number of our common shares outstanding after this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $7 per ADS would increase (decrease) (i) our pro forma net tangible book value after giving effect to this offering by $3.5 million, the pro forma net tangible book value per common share and per ADS after giving effect to this offering by $0.14 per common share and $0.28 per ADS and the dilution in net tangible book value per common share and per ADS to new investors in this offering by $0.36 per common share and $0.72 per ADS and (ii) the adjusted pro forma net tangible book value by $3.5 million, the adjusted pro forma net tangible book value per common share and per ADS by $0.10 per common share and $0.20 per ADS and the adjusted dilution in net tangible book value per common share and per ADS to new investors in this offering by $0.40 per common share and $0.80 per ADS, in each case, assuming no exercise of the underwriters’ over-allotment option and no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions, the non-accountable expense allowance and estimated offering expenses payable by us. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

Capitalization

The following table sets forth our capitalization as of September 30, 2009:

•	on an actual basis;

•	on a pro forma basis, to reflect the conversion of (i) all outstanding preference shares into our common shares other than Class F and Class G preference shares and (ii) the 2004 shareholder loan and an amount of $500,000, representing the first annual interest amount payable under the Uni-Asia convertible note, into our common shares; and

•	on a pro forma as adjusted basis, to reflect (i) the conversion of all Class F and Class G preference shares (including those to be issued upon the conversion of the full principal amount repayable under the KCIC convertible note into our preference shares) into our common shares and (ii) this offering, assuming an initial public offering price of $7 per ADS, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions, the non-accountable expense allowance and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements, including the related notes, appearing elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The information in the following table does not include the common shares issuable upon exercise of any options outstanding as of September 30, 2009.

	As of September 30, 2009
			Pro Forma
	Actual	Pro Forma	as Adjusted
	(In U.S. dollars)

Shareholder loan	$1,549,964	$—	$—

Convertible preference shares ($0.0025 par value; 10,727,920 multiple classes of shares authorized, 10,048,467 issued and outstanding (aggregate liquidation value of $37,090,064, no shares issued and outstanding on a pro forma basis and no shares issued and outstanding on a pro forma as adjusted basis)	27,093,868	—	—

Shareholders’ (deficit)/equity:
Common shares ($0.0025 par value; 368,219,600 shares authorized and 5,641,694 shares issued and outstanding, 14,736,593 shares issued and outstanding on a pro forma basis and 25,425,943 shares issued and outstanding on a pro forma as adjusted basis)	14,104	36,841	63,565
Additional paid-in capital	2,037,721	31,158,816	58,132,819
Statutory reserves	135,582	135,582	135,582
Accumulated deficit	(17,015,200)	(18,991,218)	(18,991,218)
Accumulated other comprehensive income	1,633,934	1,633,934	1,633,934
Non-controlling interests	3,893,472	3,893,472	3,893,472

Total shareholders’ (deficit)/equity(1)	(9,300,387)	17,867,427	44,868,154

Total capitalization(1)	$19,343,445	$17,867,427	$44,868,154

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $7 per ADS would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by $3.5 million, after deducting estimated underwriting discounts and commissions, the non-accountable expense allowance and estimated offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option and no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus.

Principal Shareholders
     The following table sets forth information with respect to the beneficial ownership, as determined in accordance with Rule 13d-3 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, of our common shares, as of the date of this prospectus, assuming the conversion of all our preference shares into common shares immediately prior to the closing of this offering and as adjusted to reflect the sale of the ADS offered in this offering if the underwriters’ over-allotment option is not exercised, for:

•	each person known to us to own beneficially more than 5% of our common shares; and

•	each of our directors and executive officers.

     The number of common shares outstanding in calculating the percentages for each listed person includes the common shares underlying share options held by such person. The percentage of beneficial ownership of each listed person prior to this offering is based on 18,384,595 common shares outstanding immediately prior to the completion of this offering, including common shares issuable upon conversion of (i) our outstanding preference shares (including those to be issued upon the conversion of the full amount repayable under the KCIC convertible note into our preference shares immediately prior to this offering) other than the 855,832 Class G preference shares to be repurchased and cancelled by us immediately prior to this offering and (ii) an amount of $500,000, representing the first annual interest amount payable under the Uni-Asia convertible note, as well as common shares underlying share options exercisable by such person within 60 days of the date of this prospectus. The percentage of beneficial ownership of each listed person after this offering is based on 25,425,943 common shares outstanding immediately after the completion of this offering and the common shares underlying share options exercisable by such person within 60 days after the date of this prospectus (including common shares issuable upon the conversion of the 2004 shareholder loan at the conversion price equal to 95% of the per share price of this offering upon the completion of this offering). Unless otherwise indicated, the address for each person listed below is: c/o 8th Floor, CITIC Building, Tower B, 19 Jianguomenwai Street, Chaoyang District, Beijing 100004, People’s Republic of China. To our knowledge, except as indicated in the footnotes to the following table, the persons named in the table have sole voting and investment power with respect to all common shares beneficially owned by them.

	Common		Common
	Shares Beneficially Owned		Shares Beneficially Owned
	Prior to this Offering		after this Offering
	Number	Percent	Number	Percent

Directors and Executive Officers
Peter B. Brack(1)	2,054,536	11.2%	2,060,551	8.1%
Ying Zhu(2)	1,272,981	6.9	1,272,981	5.0
Robert W.H.S. Yung(3)	*	*	*	*
Qingchun Wang(4)	*	*	*	*
Thomas H.K. Mak(5)	*	*	*	*
Xiaoming Tang(6)	*	*	*	*
Fan Yang(7)	*	*	*	*
Yiping Zhang(8)	*	*	*	*
M. Ian G. Gilchrist	—	—	—	—
Directors and executive officers as a group	4,145,024	22.5	4,151,039	16.3
Other Principal Shareholders
Swan Street Partners, LLP(9)	2,648,728	14.4	2,889,330	11.4
Uni-Asia Limited(10)	2,439,078	13.3	2,439,078	9.6
AsiaStar IT Fund, L.P.(11)	2,215,801	12.1	2,215,801	8.7
Yin Yee Jenny Shing(12)	1,415,173	7.7	1,418,181	5.6
Paul Pheby(13)	775,418	4.2%	835,568	3.3

*	Upon exercise of all share options exercisable within 60 days of the date of this prospectus, would beneficially own less than 1% of our common shares.

(1)	Represents 1,891,480 common shares held by Mr. Brack, 5,540 common shares issuable upon conversion of 5,540 Class C preference shares held by Mr. Brack and 157,516 common shares issuable upon exercise of options held by Mr. Brack that will vest upon this offering. In addition, it is estimated that Mr. Brack will receive 6,015 common shares upon the conversion of his share of the 2004 shareholder loan into our common shares at the conversion price equal to 95% of the per share price of this offering upon the completion of this offering, assuming an initial offering price of $7 per ADS (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus). Mr. Brack transferred 320,000 common shares on December 30, 2009 to a third party.

(2)	Represents 1,171,480 common shares held by Ms. Zhu, 3,693 common shares issuable upon conversion of 3,693 Class C preference shares held by Ms. Zhu and 97,808 common shares issuable upon exercise of options held by Ms. Zhu that will vest upon this offering. Ms. Zhu transferred an aggregate of 240,000 common shares on December 30, 2009 to two family members of Ms. Zhu.

(3)	Represents common shares issuable upon exercise of options held by Mr. Yung that will vest upon this offering.

(4)	Represents common shares issuable upon exercise of options held by Mr. Wang.

(5)	Represents common shares issuable upon exercise of options held by Mr. Mak.

(6)	Represents common shares issuable upon exercise of options held by Mr. Tang.

(7)	Represents common shares issuable upon exercise of options held by Mr. Yang.

(8)	Represents common shares issuable upon exercise of options held by Ms. Zhang.

(9)	Represents common shares issuable upon conversion of 2,000,000 Class B preference shares, 539,178 Class C preference shares and 109,550 Class E preference shares held by Swan Street Partners, LLP, a limited liability partnership organized in the State of Delaware. It is estimated that Swan Street Partners, LLP will receive 240,602 common shares upon the conversion of its share of the 2004 shareholder loan into our common shares at the conversion price equal to 95% of the per share price of this offering upon the completion of this offering, assuming an initial offering price of $7 per ADS (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus). Swan Street Partners, LLP is controlled by its general partner, Rotterdam Partners Trust, a trust formed in the State of Delaware. Rotterdam Partners Trust is controlled by Todd Zwaanstra, the trustee of that trust and the sole member of its Investment Committee and Distribution Committee. The address of the principal business office for each of Swan Street Partners, LLP, Rotterdam Partners Trust and Mr. Zwaanstra is 452 NE Lincoln St., Hillsboro, Oregon 97124, USA. Swan Street Partners, LLP was formerly known as Mercurius Partners, LLP.

(10)	Represents common shares issuable upon conversion of 760,811 Class D preference shares, 54,775 Class E preference shares, and 1,521,606 Class F preference shares held by Uni-Asia, and 101,885 common shares issuable upon the conversion of the full interest amount due under the Uni-Asia convertible note. The Class F preference shares were issued to Uni-Aisia as collateral to secure the certain line of credit extended by Uni-Asia under the Uni-Asia convertible note. Uni-Asia paid the entire purchase price by a combination of (i) a cash payment of $3,804.01 and (ii) the commitment to extend the line of credit. Furthermore, such Class F preference shares are subject to our certain repurchase rights. See “Related Party Transactions — Promissory Note and Class F Preference Shares Issued to Uni-Asia.” Uni-Asia, a limited liability company organized in the British Virgin Islands, is owned and controlled by Mr. Fawzi Musaad Al-Saleh and has the following address: c/o Massaleh Investments, P.O. Box 719, Safat, Kuwait 13008, Chamber of Commerce Building, 3rd Floor.

(11)	Represents common shares issuable upon conversion of 2,215,801 Class C preference shares held by AsiaStar IT Fund, L.P. AsiaStar IT Fund, L.P. is an exempted limited partnership organized in the Cayman Islands and has the following address: c/o Sycamore Ventures, 6 Battery Road, #39-02, Singapore 049909. The general partner of AsiaStar IT Fund L.P. is AsiaStar Partners, L.P., an exempted limited partnership organized in the Cayman Islands, owned and controlled by John Whitman, Peter Gerry and Kilin To. AsiaStar Partners, L.P. has the following address: One Capital Place, P.O. Box 847, George Town, Grand Cayman, Cayman Islands, British West Indies.

(12)	Represents 1,411,480 common shares held by Ms. Shing and 3,693 common shares issuable upon conversion of 3,693 Class C preference shares held by Ms. Shing. It is estimated that Ms. Shing will receive 3,008 common shares upon the conversion of her share of the 2004 shareholder loan into our common shares at the conversion price equal to 95% of the per share price of this offering upon the completion of this offering, assuming an initial offering price of $7 per ADS (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus). Ms. Shing is the wife of Robert W.H.S. Yung, an officer of our company. Those common and preference shares were originally held by Mr. Yung and transferred to Ms. Shing in 2008.

(13)	Represents common shares issuable upon conversion of 600,000 Class A preference shares and 175,418 Class C preference shares held by Paul Pheby. Mr. Pheby’s business address is Suite 2703, The Centrium, 60 Wyndham Street, Central, Hong Kong. It is estimated that Mr. Pheby will receive 60,150 common shares upon the conversion of his share of the 2004 shareholder loan into our common shares at the conversion price equal to 95% of the per share price of this offering upon the completion of this offering, assuming an initial offering price of $7 per ADS (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus).

     In February 2010, we executed a 40-for-1 share split of our common shares and each class of our preference shares.

     None of our existing shareholders has voting rights that will differ from the voting rights of other shareholders after the completion of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

     As of February 28, 2010, 22.0% of our outstanding shares were held by 10 record holders in the United States.
Representatives’ Warrant
     Assuming the underwriters exercise the over-allotment option in full, the warrants we have agreed to issue to Brean Murray, Carret & Co. LLC and I-Bankers Securities, Inc., as representatives of the underwriters, will be exercisable to purchase 442,750 common shares.

Expenses Relating to This Offering

The following table sets forth an itemization of expenses, excluding underwriting discounts and commissions and the non-accountable expense allowance, which are expected to be incurred in connection with this offering:

SEC registration fee	$2,526
FINRA filing fee	$6,500
NASDAQ listing fee	$100,000
Legal fees and expenses	$2,100,000
Accounting fees and expenses	$1,700,000
Printing fees	$450,000
Other fees and expenses	$641,000

Total	$5,000,026

All amounts are estimated, except the Securities and Exchange Commission registration fee, the NASDAQ listing fee and the FINRA filing fee.